No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

13 October 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 10/20

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE
BANK

11 October 2004

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 8th October 2004, was 0.034%.

Yours faithfully,

Dennis Leong
Company Secretary

Form 604

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

To: Macquarie Bank Limited

ACN/ARSN: 008 583 542

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on	7/10/2004
The previous notice was given to the company on	24/06/2004
The previous notice was dated	24/06/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	23,150,643	10.69%	25,547,875	11.63%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,074,057	0.50% see note 1 at the end of this form	1,235,239	0.56% see note 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	24,224,700	11.19%	26,783,114	12.19%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	799,413 Fully paid ordinary shares	799,413
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	27,424 Fully paid ordinary shares	27,424
ASBGI Australasian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australasian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	472,827 Fully paid ordinary shares	472,827
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	37,130 Fully paid ordinary shares	37,130
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	241,964 Fully paid ordinary shares	241,964
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	19,655 Fully paid ordinary shares	19,655
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,365,625 Fully paid ordinary shares	2,365,625
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	589,829 Fully paid ordinary shares	589,829
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	55,553 Fully paid ordinary shares	55,553

CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	207,488 Fully paid ordinary shares	207,488
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	168,029 Fully paid ordinary shares	168,029
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	42,721 Fully paid ordinary shares	42,721
CFSIL ATF CMLA Non MI Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non MI Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	116,415 Fully paid ordinary shares	116,415
CFSIL ATF CMLA MI Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA MI Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	321,187 Fully paid ordinary shares	321,187
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	68,027 Fully paid ordinary shares	68,027
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	11,422 Fully paid ordinary shares	11,422
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	259,707 Fully paid ordinary shares	259,707
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	57,622 Fully paid ordinary shares	57,622
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	86,209 Fully paid ordinary shares	86,209

Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	57,532 Fully paid ordinary shares	57,532
OSF Equities	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	OSF Equities	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	581,208 Fully paid ordinary shares	581,208
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	511,774 Fully paid ordinary shares	511,774
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	299,368 Fully paid ordinary shares	299,368
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	59,872 Fully paid ordinary shares	59,872
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	63,003 Fully paid ordinary shares	63,003
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,171 Fully paid ordinary shares	20,171
Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	389,321 Fully paid ordinary shares	389,321
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	289,128 Fully paid ordinary shares	289,128
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	270,400 Fully paid ordinary shares	270,400

CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,890,612 Fully paid ordinary shares	2,890,612
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	6,858,925 Fully paid ordinary shares	6,858,925
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate	3,717,597 Fully paid ordinary shares	3,717,597
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate	2,601,999 Fully paid ordinary shares	2,601,999
CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	988,718 Fully paid ordinary shares	988,718
WSALE GEARED 452 AUST SHARE	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE GEARED 452 AUST SHARE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	109,070 Fully paid ordinary shares *** See note 1 on the last page of this form.	109,070
CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	16,598 Fully paid ordinary shares *** See note 1 on the last page of this form.	16,598
CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,663 Fully paid ordinary shares *** See note 1 on the last page of this form.	10,663
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	23,300 Fully paid ordinary shares *** See note 1 on the last page of this form.	23,300
CFSIL as RE Commonwealth Australian Shares Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,509 Fully paid ordinary shares *** See note 1 on the last page of this form.	1,509

CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	52,279 Fully paid ordinary shares *** See note 1 on the last page of this form.	52,279
CFSIL as RE Commonwealth Australian Shares Fund 7	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 7	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,571 Fully paid ordinary shares *** See note 1 on the last page of this form.	1,571
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,695 Fully paid ordinary shares *** See note 1 on the last page of this form.	10,695
CFSIL as RE Commonwealth Australian Shares Fund 11	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 11	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	11,927 Fully paid ordinary shares *** See note 1 on the last page of this form.	11,927
CFSIL as RE Commonwealth Australian Shares Fund 12	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 12	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	54,592 Fully paid ordinary shares *** See note 1 on the last page of this form.	54,592
CFSIL as RE CFS Wholesale 452 Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE CFS Wholesale 452 Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	504,559 Fully paid ordinary shares *** See note 1 on the last page of this form.	504,559
FC WE AUST SHARE 16-CHALLENGER	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC WE AUST SHARE 16-CHALLENGER	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	5,040 Fully paid ordinary shares *** See note 1 on the last page of this form.	5,040
CFSIL as RE Commonwealth Share Fund 17	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Share Fund 17	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	7,117 Fully paid ordinary shares *** See note 1 on the last page of this form.	7,117
CFSIL as RE commonwealth Australian Share Fund 18	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE commonwealth Australian Share Fund 18	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	252,284 Fully paid ordinary shares *** See note 1 on the last page of this form.	252,284
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	174,035 Fully paid ordinary shares *** See note 1 on the last page of this form.	174,035

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1–(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securities are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.



....

John Damien Hatton – Company Secretary

Dated the 12 day of October 2004.

Annexure A

This is the annexure mark A of 3 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 7/10/2004

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N 080 182 878 Pty Ltd (ACN 80182878)
A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
A.C.N. 080 182 163 Pty Ltd (ACN 80182163)
A.C.N. 080 182 529 Pty Ltd (ACN 80182529)
A.C.N. 080 182 618 Pty Ltd (ACN 80182618)
A.C.N. 080 183 071 Pty Ltd (ACN 80183071)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AFS Support Services Pty Ltd (ACN 85046073)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aqueshell Pty Limited (ACN 57036076)
Aquaston Pty Ltd (ACN 6485765)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Bank Limited (ACN 8558601)
Australian Company Number 000 252 488 Limited (ACN 252488)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Auz-Com Technologies Pty Ltd (ACN 7100781)
Avanteos Investments Limited (ACN 066 862 977)
Belga Pty Ltd (ACN 9642680)
Benner Consultancy Services Limited (ACN 2032760)
Bennelong Centre Pty Ltd (ACN 7328949)
Binya Pty Limited (ACN 9642699)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Avo Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826834)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2565695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CB-KNSN Pty Limited (ACN 4885447)
CB-MN Pty Limited (ACN 4454488)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CLGA Staff Superannuation Fund Pty Ltd (ACN 65022193)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pensions & Retirement Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 81146183)
CMG CH China Investments Limited (ACN 61513675)
CMG First State Investment Managers (Asia) Limited (ACN 54571701)
Collateral Leasing Pty Limited (ACN 2631218)
Colonial (Finwiz) Holdings Services Ltd (ACN 3148187)
Colonial (Staff) Australia Superannuation No 2 Limited (ACN 73207191)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963882)
Colonial Asset Finance Pty Ltd (ACN 83354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Assurance Company of Australia and New Zealand Pty Ltd (ACN 9030)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 69843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299488)
Colonial Financial Planners Limited (ACN 3900169)
Colonial Financial Services Pty Ltd (ACN 7047645)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Projects Pty Ltd (ACN 282324)
Colonial First State Property Funds Management Ltd (ACN 77422541)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 65313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial International Holdings Pty Ltd (ACN 74025371)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227609)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial Nominees No 3 Fund Pty Limited (ACN 64106645)
Colonial PCA Australian Superannuation Ltd (ACN 3230064)

Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Pty Ltd (ACN 651696)
Colonial PCA Staff Superannuation Ltd (ACN 3303759)
Colonial Promotions Pty Ltd (ACN 82348327)
Colonial Property Management (Qld) Pty Ltd (ACN 7301573)
Colonial Property Management (WA) Pty Ltd (ACN 7301591)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Superannuation Services Limited (ACN 62876457)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166306)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
Continental Assurance Pty Ltd (ACN 665118)
CST Securitisation Management Limited (ACN 80151337)
DBCV Pty Limited (ACN 83170192)
Fazen Pty Ltd (ACN 3066760)
First Custodial Services Pty Ltd (ACN 2803988)
First State Investment International Limited (Regd Scot 79063)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
Homepath Pty Limited (ACN 81936530)
Infravest (No 2) Limited (ACN 71856865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Onslow Properties Pty Ltd (ACN 78213717)
Perpetual Stock Pty Limited (ACN 65094836)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517326)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Management Co Pty Limited (ACN 76980740)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
Southcorp Pty Limited (ACN 2626182)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Property Management (NSW) Pty Ltd (ACN 7301582)
Colonial Property Management (SA) Pty Ltd (ACN 7322438)
Colonial Property Management (WA) Pty Ltd (ACN 63531579)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2607221)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Funds Management Limited (CFM) (ACN 52269442)
Commonwealth Insurance Holdings Limited (ACN 83327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Comsec Trading Limited (ACN 3485952)
Corporate Services (NSW) Pty Limited (ACN 72765434)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6648108)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
Fourton Pty Ltd (ACN 3068840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 80065964)
Harford Pty Limited (ACN 9842960)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
Legener (Australia) Pty Ltd (ACN 8496357)
Micropay Pty Limited (ACN 71007326)
Nimitz Nominees Pty Ltd (ACN 3506969)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290697)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 21) Pty Limited (ACN 51899786)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81637961)

Tactical Global Management Limited (ACN 77796411)	The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Tracker Index Management Limited (ACN 81834666)	Vanob Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)	Wezen Pty Ltd (ACN 3501817)
Windsor Bartholomew Services Pty Limited (ACN 73623702)	

End of Annexure A

This is the Annexure marked "B" of 13 pages referred to in the Notice of Substantial Shareholding dated 7 October 2004.

Colonial First State Inv Managers
Transaction listing for the period 25/06/2004 to 07/10/2004 (as per F10 function) Page 1
For Security MBL.AU Macquarie Bank Limited

Fun	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-PUR	AUD	06/07/2004	3397		114273.89	
CC	IEQF	OS-PUR	AUD	06/07/2004	246		8233.62	
CC	IEQF	OS-SAL	AUD	22/07/2004	-8282		-269387.7	
CC	IEQF	OS-SAL	AUD	27/07/2004	-2159		-68651.05	
CC	IEQF	OS-PUR	AUD	30/08/2004	1992		67495.77	
CC	IEQF	OS-PUR	AUD	02/09/2004	4841		168608.17	
CC	IEQF	OS-PUR	AUD	03/09/2004	6686		233329.02	
CC	IEQF	OS-PUR	AUD	06/09/2004	4482		155745.99	
CC	IEQF	OS-PUR	AUD	08/09/2004	4348		151173.82	
CC	IEQF	OS-PUR	AUD	09/09/2004	2588		89449.96	
CC	IEQF	OS-PUR	AUD	10/09/2004	4094		142287.53	
CC	IEQF	OS-PUR	AUD	07/10/2004	3726		137744.82	
						25959		930303.84
CC	IEQI	OS-SAL	AUD	23/07/2004	-40637		-1300286.3	
CC	IEQI	OS-SAL	AUD	27/07/2004	-8429		-268022.1	
CC	IEQI	OS-PUR	AUD	30/08/2004	7144		242063.16	
CC	IEQI	OS-PUR	AUD	02/09/2004	18382		640230.42	
CC	IEQI	OS-PUR	AUD	03/09/2004	25073		875001.31	
CC	IEQI	OS-PUR	AUD	06/09/2004	16699		580277.18	
CC	IEQI	OS-PUR	AUD	08/09/2004	16396		570065.74	
CC	IEQI	OS-PUR	AUD	09/09/2004	9756		337200.07	
CC	IEQI	OS-PUR	AUD	10/09/2004	15340		533143.82	
CC	IEQI	OS-PUR	AUD	07/10/2004	11913		440406.34	
						71637		2650079.66
CC	IGRF	OS-SAL	AUD	07/07/2004	-5141		-171395.63	
CC	IGRF	OS-SAL	AUD	20/07/2004	-17655		-581210.95	
CC	IGRF	OS-SAL	AUD	29/07/2004	-2100		-68892.18	
CC	IGRF	OS-PUR	AUD	03/08/2004	1295		43199.58	
CC	IGRF	OS-SAL	AUD	11/08/2004	-2658		-84742.65	
CC	IGRF	OS-PUR	AUD	17/08/2004	1668		54078.38	
CC	IGRF	OS-SAL	AUD	20/08/2004	-813		-25968.6	
CC	IGRF	OS-SAL	AUD	23/08/2004	-659		-21153.06	
CC	IGRF	OS-PUR	AUD	24/08/2004	4259		138074.18	
CC	IGRF	OS-PUR	AUD	27/08/2004	13082		436584.24	
CC	IGRF	OS-PUR	AUD	30/08/2004	2245		75989.87	
CC	IGRF	OS-PUR	AUD	02/09/2004	32465		1129622.32	
CC	IGRF	OS-PUR	AUD	03/09/2004	21203		739945.46	
CC	IGRF	OS-PUR	AUD	06/09/2004	6175		214576.42	
CC	IGRF	OS-PUR	AUD	07/09/2004	5720		198960.13	
CC	IGRF	OS-PUR	AUD	08/09/2004	3475		120820.83	
CC	IGRF	OS-PUR	AUD	09/09/2004	2088		72168.28	
CC	IGRF	OS-PUR	AUD	15/09/2004	5117		182267.17	
CC	IGRF	OS-PUR	AUD	16/09/2004	5707		201767.45	
CC	IGRF	OS-PUR	AUD	21/09/2004	4639		163776.19	
CC	IGRF	OS-SAL	AUD	05/10/2004	-3105		-114650.88	
CC	IGRF	OS-PUR	AUD	06/10/2004	3239		120921.43	
						80246		2824737.98
CC	IINF	OS-SAL	AUD	23/07/2004	-8906		-284970.59	

CC	IINF	OS-SAL	AUD	27/07/2004	-1620		-51512.14	
CC	IINF	OS-PUR	AUD	30/08/2004	2182		73933.62	
CC	IINF	OS-PUR	AUD	02/09/2004	3867		134684.52	
CC	IINF	OS-PUR	AUD	03/09/2004	5156		179934.86	
CC	IINF	OS-PUR	AUD	06/09/2004	3631		126174.41	
CC	IINF	OS-PUR	AUD	08/09/2004	3281		114075.73	
CC	IINF	OS-PUR	AUD	09/09/2004	1952		67467.66	
CC	IINF	OS-PUR	AUD	10/09/2004	3305		114865.72	
CC	IINF	OS-PUR	AUD	07/10/2004	2153		79593.29	
						15001		554247.08
TOTAL						192,843		6,959,368.56
CF	LAEQ	OS-SAL	AUD	25/06/2004	-6400		-215296	
CF	LAEQ	OS-PUR	AUD	07/07/2004	2810		94013.5	
CF	LAEQ	OS-SAL	AUD	21/09/2004	-14300		-505905.4	
						-17890		-627187.9
CF	LAISSN	OS-PUR	AUD	05/08/2004	13347		435576.13	
CF	LAISSN	OS-PUR	AUD	25/08/2004	21653		710769.26	
CF	LAISSN	OS-PUR	AUD	27/08/2004	14512		485091.03	
CF	LAISSN	OS-PUR	AUD	03/09/2004	25370		885366.05	
CF	LAISSN	OS-PUR	AUD	07/09/2004	21365		742869.45	
CF	LAISSN	OS-PUR	AUD	08/09/2004	10105		351336.56	
CF	LAISSN	OS-PUR	AUD	09/09/2004	6039		208728.09	
CF	LAISSN	OS-PUR	AUD	14/09/2004	6400		227591.16	
CF	LAISSN	OS-PUR	AUD	21/09/2004	12488		440878.86	
CF	LAISSN	OS-PUR	AUD	22/09/2004	6768		241598.01	
						138047		4729804.6
CF	LGEIT	OS-SAL	AUD	25/06/2004	-8300		-279212	
CF	LGEIT	OS-PUR	AUD	07/07/2004	2261		75646.2	
CF	LGEIT	OS-SAL	AUD	21/07/2004	-21400		-705130	
CF	LGEIT	OS-SAL	AUD	21/09/2004	-12600		-445762.8	
						-40039		-1354458.6
CF	PET1SN	OS-PUR	AUD	05/08/2004	12461		406661.72	
CF	PET1SN	OS-PUR	AUD	25/08/2004	19887		652799.52	
CF	PET1SN	OS-PUR	AUD	27/08/2004	13532		452332.69	
CF	PET1SN	OS-PUR	AUD	03/09/2004	23633		824747.97	
CF	PET1SN	OS-PUR	AUD	07/09/2004	19914		692417.61	
CF	PET1SN	OS-PUR	AUD	08/09/2004	9422		327589.62	
CF	PET1SN	OS-PUR	AUD	09/09/2004	5631		194626.24	
CF	PET1SN	OS-PUR	AUD	14/09/2004	5984		212797.74	
CF	PET1SN	OS-PUR	AUD	21/09/2004	11658		411576.37	
CF	PET1SN	OS-PUR	AUD	22/09/2004	6260		223463.88	
						128382		4399013.36
TOTAL						208,500		7,147,171.46
CL	B3C	OS-PUR	AUD	07/07/2004	761		25458.3	
						761		25458.3
CL	G3C	OS-SAL	AUD	20/07/2004	-72556		-2388577.8	
CL	G3C	OS-SAL	AUD	29/07/2004	-4688		-153793.59	
CL	G3C	OS-PUR	AUD	03/08/2004	4329		144410.02	
CL	G3C	OS-SAL	AUD	11/08/2004	-8801		-280594.46	
CL	G3C	OS-PUR	AUD	17/08/2004	4300		139410.7	
CL	G3C	OS-SAL	AUD	20/08/2004	-2007		-64106.99	
CL	G3C	OS-SAL	AUD	23/08/2004	-1902		-61051.79	

CL	G3C	OS-PUR	AUD	24/08/2004	14488		469692.11	
CL	G3C	OS-PUR	AUD	27/08/2004	46611		1555544.11	
CL	G3C	OS-PUR	AUD	30/08/2004	7977		270009.46	
CL	G3C	OS-PUR	AUD	02/09/2004	113723		3957001.02	
CL	G3C	OS-PUR	AUD	03/09/2004	71843		2507187.76	
CL	G3C	OS-PUR	AUD	06/09/2004	22952		797564.04	
CL	G3C	OS-PUR	AUD	07/09/2004	20046		697264.8	
CL	G3C	OS-PUR	AUD	08/09/2004	11581		402655	
CL	G3C	OS-PUR	AUD	09/09/2004	9055		312971.16	
CL	G3C	OS-PUR	AUD	15/09/2004	19115		680874.95	
CL	G3C	OS-PUR	AUD	16/09/2004	12260		433444.7	
CL	G3C	OS-PUR	AUD	21/09/2004	23009		812314.36	
CL	G3C	OS-PUR	AUD	06/10/2004	4347		162286.35	
						295682		10394505.9
CL	M1C	OS-PUR	AUD	07/07/2004	240		8037.4	
CL	M1C	OS-SAL	AUD	31/08/2004	-300		-10142.01	
						-60		-2104.61
CL	M3C	OS-PUR	AUD	07/07/2004	5480		183348.9	
CL	M3C	OS-SAL	AUD	19/08/2004	-7700		-248710	
						-2220		-65361.1
TOTAL						294,163		10,352,498.49
CM	EABS01	OS-PUR	AUD	14/07/2004	2202		72973.83	
CM	EABS01	OS-PUR	AUD	22/07/2004	435		14241.53	
CM	EABS01	OS-PUR	AUD	27/07/2004	407		13025.67	
CM	EABS01	OS-SAL	AUD	01/09/2004	-193		-6515.64	
						2851		93725.39
CM	EABS03	OS-PUR	AUD	03/08/2004	525		17463.64	
CM	EABS03	OS-PUR	AUD	05/08/2004	503		16377.67	
CM	EABS03	OS-PUR	AUD	11/08/2004	586		18784.29	
CM	EABS03	OS-PUR	AUD	12/08/2004	120		3855.51	
CM	EABS03	OS-PUR	AUD	17/08/2004	101		3268.4	
CM	EABS03	OS-PUR	AUD	19/08/2004	633		20458.31	
CM	EABS03	OS-PUR	AUD	24/08/2004	553		17953.69	
CM	EABS03	OS-PUR	AUD	30/08/2004	424		14343.17	
CM	EABS03	OS-PUR	AUD	16/09/2004	1930		68330.4	
CM	EABS03	OS-PUR	AUD	21/09/2004	350		12281.39	
CM	EABS03	OS-PUR	AUD	21/09/2004	350		12387.27	
CM	EABS03	OS-PUR	AUD	22/09/2004	475		16822.61	
						6550		222326.35
CM	EASS03	OS-PUR	AUD	01/07/2004	1300		43875	
CM	EASS03	OS-SAL	AUD	02/07/2004	-9000		-302522.79	
CM	EASS03	OS-PUR	AUD	01/10/2004	1200		44208	
						-6500		-214439.79
CM	EASS04	OS-SAL	AUD	30/06/2004	-2352		-79500.34	
CM	EASS04	OS-SAL	AUD	30/06/2004	-4552		-153862.9	
CM	EASS04	OS-PUR	AUD	05/07/2004	4974		167795.61	
CM	EASS04	OS-PUR	AUD	21/07/2004	2632		86875.81	
CM	EASS04	OS-PUR	AUD	23/07/2004	6246		197152.34	
CM	EASS04	OS-PUR	AUD	23/07/2004	1456		46714.65	
CM	EASS04	OS-PUR	AUD	27/07/2004	1172		37341.54	
CM	EASS04	OS-SAL	AUD	27/07/2004	-20906		-665555.05	
CM	EASS04	OS-SAL	AUD	29/07/2004	-2297		-74926.06	
CM	EASS04	OS-SAL	AUD	30/07/2004	-1162		-38383.36	
CM	EASS04	OS-SAL	AUD	16/08/2004	-5022		-161572.86	

CM	EASS04	OS-SAL	AUD	16/08/2004	-6278		-202037.91	
CM	EASS04	OS-PUR	AUD	07/10/2004	1509		55672.87	
						-24580		-784285.66
CM	EASS05	OS-SAL	AUD	01/07/2004	-2700		-90891.85	
CM	EASS05	OS-SAL	AUD	06/07/2004	-2100		-70219.4	
CM	EASS05	OS-SAL	AUD	14/07/2004	-6706		-221004.95	
CM	EASS05	OS-SAL	AUD	15/07/2004	-4994		-164171.61	
CM	EASS05	OS-SAL	AUD	23/07/2004	-34500		-1102697.4	
CM	EASS05	OS-SAL	AUD	11/08/2004	-1500		-47901.6	
CM	EASS05	OS-SAL	AUD	20/08/2004	-12000		-383596.01	
CM	EASS05	OS-PUR	AUD	29/09/2004	3900		140835.15	
CM	EASS05	OS-PUR	AUD	30/09/2004	4500		163331.8	
CM	EASS05	OS-PUR	AUD	01/10/2004	5057		187021.81	
CM	EASS05	OS-PUR	AUD	01/10/2004	943		35000.33	
						-50100		-1554293.7
CM	EASS06	OS-SAL	AUD	29/06/2004	-8100		-274130.01	
CM	EASS06	OS-SAL	AUD	20/07/2004	-2175		-71623.68	
CM	EASS06	OS-SAL	AUD	21/07/2004	-446		-14639.49	
CM	EASS06	OS-SAL	AUD	21/07/2004	-8410		-276475.2	
CM	EASS06	OS-SAL	AUD	22/07/2004	-9330		-304203.65	
CM	EASS06	OS-SAL	AUD	22/07/2004	-975		-31746.65	
CM	EASS06	OS-SAL	AUD	23/07/2004	-3721		-118858.69	
CM	EASS06	OS-SAL	AUD	23/07/2004	-20644		-648952.92	
CM	EASS06	OS-SAL	AUD	27/07/2004	-7800		-247945.63	
CM	EASS06	OS-SAL	AUD	09/09/2004	-650		-22508.53	
CM	EASS06	OS-SAL	AUD	14/09/2004	-2145		-75763.23	
CM	EASS06	OS-SAL	AUD	14/09/2004	-2585		-91490.21	
CM	EASS06	OS-SAL	AUD	15/09/2004	-3510		-124392.95	
CM	EASS06	OS-SAL	AUD	22/09/2004	-7193		-255281.95	
CM	EASS06	OS-SAL	AUD	23/09/2004	-7040		-249329.06	
CM	EASS06	OS-SAL	AUD	24/09/2004	-1132		-39967.97	
						-85856		-2847309.82
CM	EASS07	OS-SAL	AUD	01/07/2004	-700		-23553.9	
CM	EASS07	OS-SAL	AUD	05/07/2004	-900		-30090.34	
CM	EASS07	OS-SAL	AUD	30/07/2004	-700		-23028.18	
CM	EASS07	OS-SAL	AUD	04/08/2004	-700		-23095.2	
CM	EASS07	OS-SAL	AUD	06/08/2004	-781		-25109.06	
						-3781		-124876.68
CM	EASS10	OS-SAL	AUD	12/07/2004	-1050		-35660.26	
CM	EASS10	OS-SAL	AUD	19/07/2004	-4000		-132876.85	
CM	EASS10	OS-SAL	AUD	28/07/2004	-2100		-68700.89	
CM	EASS10	OS-SAL	AUD	30/07/2004	-2500		-82243.51	
CM	EASS10	OS-SAL	AUD	09/08/2004	-4400		-140408.58	
CM	EASS10	OS-SAL	AUD	10/08/2004	-3420		-108342.13	
CM	EASS10	OS-SAL	AUD	11/08/2004	-480		-15317.15	
CM	EASS10	OS-SAL	AUD	23/08/2004	-2900		-93166.09	
CM	EASS10	OS-SAL	AUD	24/08/2004	-3470		-111758.36	
CM	EASS10	OS-SAL	AUD	25/08/2004	-690		-22476.27	
CM	EASS10	OS-SAL	AUD	27/08/2004	-4600		-152706.98	
CM	EASS10	OS-SAL	AUD	02/09/2004	-1900		-65666.45	
CM	EASS10	OS-SAL	AUD	03/09/2004	-700		-24234.58	
CM	EASS10	OS-SAL	AUD	06/09/2004	-700		-24208.74	
CM	EASS10	OS-SAL	AUD	07/09/2004	-770		-26634.85	
CM	EASS10	OS-SAL	AUD	09/09/2004	-1500		-51480.09	
CM	EASS10	OS-SAL	AUD	10/09/2004	-878		-30338.51	
CM	EASS10	OS-SAL	AUD	23/09/2004	-2065		-73178.97	

						-38123		-1259399.26
CM	EASS11	OS-SAL	AUD	30/06/2004	-1737		-58712.62	
CM	EASS11	OS-PUR	AUD	05/07/2004	2386		80490.62	
CM	EASS11	OS-PUR	AUD	21/07/2004	1404		46342.57	
CM	EASS11	OS-PUR	AUD	23/07/2004	11267		355638.06	
CM	EASS11	OS-PUR	AUD	23/07/2004	2313		74210.84	
CM	EASS11	OS-PUR	AUD	27/07/2004	2951		93823.04	
CM	EASS11	OS-PUR	AUD	27/07/2004	1265		40282.21	
CM	EASS11	OS-PUR	AUD	27/07/2004	19990		636393.64	
CM	EASS11	OS-SAL	AUD	04/08/2004	-3337		-109295.83	
CM	EASS11	OS-SAL	AUD	06/08/2004	-4204		-135427.77	
CM	EASS11	OS-SAL	AUD	11/08/2004	-2159		-68985.58	
CM	EASS11	OS-SAL	AUD	12/08/2004	-2139		-68432.13	
CM	EASS11	OS-SAL	AUD	16/08/2004	-4312		-138730.02	
CM	EASS11	OS-SAL	AUD	16/08/2004	-4541		-146137.97	
CM	EASS11	OS-SAL	AUD	17/08/2004	-2192		-70666.08	
CM	EASS11	OS-SAL	AUD	17/08/2004	-2192		-70692.77	
CM	EASS11	OS-SAL	AUD	19/08/2004	-4047		-130481.22	
CM	EASS11	OS-SAL	AUD	25/08/2004	-2219		-72413.87	
CM	EASS11	OS-SAL	AUD	30/08/2004	-2107		-70946.69	
CM	EASS11	OS-SAL	AUD	31/08/2004	-957		-32359.16	
CM	EASS11	OS-SAL	AUD	06/09/2004	-1322		-45780.77	
CM	EASS11	OS-SAL	AUD	09/09/2004	-277		-9595.34	
CM	EASS11	OS-SAL	AUD	13/09/2004	-2170		-75772.64	
						1664		22750.52
CM	EASS12	OS-PUR	AUD	25/06/2004	1390		46829.1	
CM	EASS12	OS-PUR	AUD	07/07/2004	732		24503.5	
CM	EASS12	OS-PUR	AUD	29/07/2004	2094		68905.07	
CM	EASS12	OS-PUR	AUD	31/08/2004	4269		143822.61	
CM	EASS12	OS-PUR	AUD	27/09/2004	2223		78805.35	
CM	EASS12	OS-PUR	AUD	07/10/2004	1600		58896	
						12308		421761.63
CM	EASS13	OS-PUR	AUD	07/07/2004	2500		83932.3	
CM	EASS13	OS-SAL	AUD	09/07/2004	-57374		-1938093.7	
CM	EASS13	OS-PUR	AUD	14/07/2004	10000		330513.21	
CM	EASS13	OS-PUR	AUD	14/07/2004	2000		66905.1	
CM	EASS13	OS-PUR	AUD	15/07/2004	8000		264410.57	
CM	EASS13	OS-PUR	AUD	23/07/2004	6200		199607.1	
CM	EASS13	OS-PUR	AUD	23/07/2004	16500		528415.4	
CM	EASS13	OS-PUR	AUD	26/07/2004	6400		203760.64	
CM	EASS13	OS-PUR	AUD	26/07/2004	6400		203951.95	
CM	EASS13	OS-PUR	AUD	27/07/2004	15100		481024.95	
CM	EASS13	OS-PUR	AUD	27/07/2004	25000		797048.41	
CM	EASS13	OS-PUR	AUD	05/08/2004	5000		162748.92	
CM	EASS13	OS-PUR	AUD	05/08/2004	4700		153031.12	
CM	EASS13	OS-PUR	AUD	05/08/2004	10000		325904.09	
CM	EASS13	OS-PUR	AUD	09/08/2004	6000		192289.48	
CM	EASS13	OS-PUR	AUD	10/08/2004	18500		588431.48	
CM	EASS13	OS-PUR	AUD	10/08/2004	6600		210690.89	
CM	EASS13	OS-PUR	AUD	11/08/2004	3200		102650.68	
CM	EASS13	OS-PUR	AUD	11/08/2004	3300		105879.37	
CM	EASS13	OS-PUR	AUD	12/08/2004	30000		963764.49	
CM	EASS13	OS-PUR	AUD	13/08/2004	6045		193549.74	
CM	EASS13	OS-PUR	AUD	19/08/2004	7000		226850.72	
CM	EASS13	OS-PUR	AUD	19/08/2004	7000		226747.5	
CM	EASS13	OS-PUR	AUD	20/08/2004	6900		221478.96	

CM	EASS13	OS-PUR	AUD	20/08/2004	20700		665128.3	
CM	EASS13	OS-PUR	AUD	23/08/2004	12000		387585.77	
CM	EASS13	OS-PUR	AUD	27/08/2004	2200		73308.73	
CM	EASS13	OS-PUR	AUD	03/09/2004	7000		241891.54	
CM	EASS13	OS-PUR	AUD	07/09/2004	5000		173531.97	
CM	EASS13	OS-PUR	AUD	07/09/2004	20000		698535.28	
CM	EASS13	OS-PUR	AUD	08/09/2004	5000		173782.74	
CM	EASS13	OS-PUR	AUD	09/09/2004	7800		269129.43	
CM	EASS13	OS-PUR	AUD	09/09/2004	9800		338254.94	
CM	EASS13	OS-PUR	AUD	09/09/2004	3000		102915.49	
CM	EASS13	OS-PUR	AUD	16/09/2004	10000		351791.44	
CM	EASS13	OS-PUR	AUD	23/09/2004	20000		712183.25	
CM	EASS13	OS-SAL	AUD	30/09/2004	-7800		-282347.11	
CM	EASS13	OS-SAL	AUD	30/09/2004	-23300		-844056.13	
						246371		7955128.99
CM	EASS15	OS-SAL	AUD	29/06/2004	-48		-1631.52	
CM	EASS15	OS-PUR	AUD	07/07/2004	131		4396.7	
CM	EASS15	OS-SAL	AUD	07/07/2004	-1162		-38792.24	
CM	EASS15	OS-SAL	AUD	13/07/2004	-1137		-38286.15	
CM	EASS15	OS-SAL	AUD	15/07/2004	-2177		-71431.71	
CM	EASS15	OS-SAL	AUD	20/07/2004	-1334		-43983.41	
CM	EASS15	OS-SAL	AUD	22/07/2004	-819		-26708.66	
CM	EASS15	OS-SAL	AUD	05/08/2004	-1131		-36706.64	
CM	EASS15	OS-SAL	AUD	09/08/2004	-926		-29563.03	
CM	EASS15	OS-SAL	AUD	12/08/2004	-765		-24458.14	
CM	EASS15	OS-SAL	AUD	17/08/2004	-1407		-45362.06	
CM	EASS15	OS-SAL	AUD	09/09/2004	-225		-7731.28	
CM	EASS15	OS-SAL	AUD	10/09/2004	-418		-14445.84	
CM	EASS15	OS-SAL	AUD	14/09/2004	-101		-3571.21	
						-11519		-378255.19
CM	EASS16	OS-PUR	AUD	27/09/2004	4050		144153.74	
CM	EASS16	OS-PUR	AUD	06/10/2004	990		36841.94	
						5040		180995.68
CM	EASS17	OS-PUR	AUD	07/07/2004	63		2111.2	
CM	EASS17	OS-PUR	AUD	21/07/2004	78		2568.37	
CM	EASS17	OS-PUR	AUD	22/07/2004	301		9853.55	
CM	EASS17	OS-PUR	AUD	23/07/2004	224		7203.21	
CM	EASS17	OS-PUR	AUD	26/07/2004	56		1779.52	
CM	EASS17	OS-PUR	AUD	29/07/2004	81		2659.54	
CM	EASS17	OS-PUR	AUD	09/08/2004	31		993.98	
CM	EASS17	OS-PUR	AUD	10/08/2004	138		4389.66	
CM	EASS17	OS-PUR	AUD	26/08/2004	357		11793.29	
CM	EASS17	OS-PUR	AUD	01/09/2004	342		11801.87	
CM	EASS17	OS-PUR	AUD	07/09/2004	537		18627.81	
CM	EASS17	OS-PUR	AUD	16/09/2004	424		14952.67	
CM	EASS17	OS-PUR	AUD	24/09/2004	619		21937.72	
CM	EASS17	OS-PUR	AUD	06/10/2004	557		20907.52	
						3808		131579.91
CM	EASS18	OS-PUR	AUD	07/07/2004	3604		120593.9	
CM	EASS18	OS-PUR	AUD	21/07/2004	5642		185779	
CM	EASS18	OS-PUR	AUD	22/07/2004	21611		707459.25	
CM	EASS18	OS-PUR	AUD	23/07/2004	13268		426661.63	
CM	EASS18	OS-PUR	AUD	26/07/2004	3317		105404.58	
CM	EASS18	OS-PUR	AUD	29/07/2004	4831		158620.68	
CM	EASS18	OS-PUR	AUD	09/08/2004	2023		64865.47	
CM	EASS18	OS-PUR	AUD	10/08/2004	9122		290162.63	

						63418		2059547.14
CM	EASS19	OS-PUR	AUD	28/06/2004	909		30584.35	
CM	EASS19	OS-PUR	AUD	02/07/2004	706		23906.34	
CM	EASS19	OS-SAL	AUD	05/07/2004	-3661		-121964.07	
CM	EASS19	OS-SAL	AUD	06/07/2004	-23237		-777347.06	
CM	EASS19	OS-PUR	AUD	07/07/2004	567		19009.73	
CM	EASS19	OS-SAL	AUD	07/07/2004	-7442		-248795.72	
CM	EASS19	OS-SAL	AUD	08/07/2004	-3757		-125724.35	
CM	EASS19	OS-SAL	AUD	08/07/2004	-3757		-126846.41	
CM	EASS19	OS-SAL	AUD	12/07/2004	-5613		-191405.63	
CM	EASS19	OS-SAL	AUD	13/07/2004	-6142		-206653.67	
CM	EASS19	OS-SAL	AUD	15/07/2004	-6226		-204932.76	
CM	EASS19	OS-PUR	AUD	16/07/2004	614		20466.14	
CM	EASS19	OS-PUR	AUD	23/07/2004	1085		34677.98	
CM	EASS19	OS-PUR	AUD	23/07/2004	6418		205520.71	
CM	EASS19	OS-PUR	AUD	23/07/2004	12835		411129.08	
CM	EASS19	OS-PUR	AUD	27/07/2004	1057		33785.49	
CM	EASS19	OS-PUR	AUD	28/07/2004	546		17594.19	
CM	EASS19	OS-PUR	AUD	02/08/2004	628		20854.35	
CM	EASS19	OS-SAL	AUD	04/08/2004	-5699		-186781.15	
CM	EASS19	OS-SAL	AUD	05/08/2004	-8471		-274717.29	
CM	EASS19	OS-PUR	AUD	06/08/2004	604		19494.97	
CM	EASS19	OS-SAL	AUD	06/08/2004	-4775		-154071.56	
CM	EASS19	OS-SAL	AUD	06/08/2004	-2170		-69954.68	
CM	EASS19	OS-SAL	AUD	10/08/2004	-6240		-197197.17	
CM	EASS19	OS-SAL	AUD	10/08/2004	-8319		-263660.56	
CM	EASS19	OS-PUR	AUD	11/08/2004	476		15255.25	
CM	EASS19	OS-SAL	AUD	12/08/2004	-5695		-182436.9	
CM	EASS19	OS-PUR	AUD	16/08/2004	415		13400.04	
CM	EASS19	OS-PUR	AUD	18/08/2004	599		19279.63	
CM	EASS19	OS-PUR	AUD	24/08/2004	617		20003.86	
CM	EASS19	OS-PUR	AUD	25/08/2004	23650		774915.91	
CM	EASS19	OS-PUR	AUD	02/09/2004	14591		506278.94	
CM	EASS19	OS-PUR	AUD	03/09/2004	7418		259221.88	
CM	EASS19	OS-PUR	AUD	07/09/2004	1012		35121.79	
CM	EASS19	OS-PUR	AUD	21/09/2004	887		31240.45	
CM	EASS19	OS-PUR	AUD	23/09/2004	1034		36788.43	
CM	EASS19	OS-PUR	AUD	29/09/2004	697		25146.82	
						-23839		-758812.65
TOTAL						97,712		3,166,142.86
CP	AMPEQ	OS-PUR	AUD	23/07/2004	7333		231581.41	
CP	AMPEQ	OS-PUR	AUD	23/07/2004	3667		117265.29	
CP	AMPEQ	OS-PUR	AUD	06/08/2004	12700		411634.23	
CP	AMPEQ	OS-PUR	AUD	20/08/2004	25000		802799.42	
CP	AMPEQ	OS-PUR	AUD	17/09/2004	15000		528743.94	
CP	AMPEQ	OS-PUR	AUD	24/09/2004	6000		212872.09	
						69700		2304896.38
CP	ASBAE	OS-PUR	AUD	17/09/2004	500		17623.7	
CP	ASBAE	OS-PUR	AUD	24/09/2004	200		7095.29	
						700		713623.57
CP	ASBZE	OS-PUR	AUD	06/10/2004	23000		858748.92	
						23000		14897690
CP	CEQU	OS-PUR	AUD	23/07/2004	1100		35176.39	
CP	CEQU	OS-PUR	AUD	23/07/2004	2200		69477.58	

PROVIDED BY IRESS

CP	CEQU	INCOME	AUD	17/08/2004	0		0	
CP	CEQU	OS-PUR	AUD	20/08/2004	5000		160559.88	
CP	CEQU	OS-PUR	AUD	17/09/2004	2500		88123.99	
CP	CEQU	OS-PUR	AUD	24/09/2004	2000		70957.36	
						12800		424295.2
CP	CFSHK	OS-SAL	AUD	23/07/2004	-3258		-104257.32	
CP	CFSHK	OS-SAL	AUD	27/07/2004	-467		-14850.79	
CP	CFSHK	OS-PUR	AUD	30/08/2004	499		16906.36	
CP	CFSHK	OS-PUR	AUD	02/09/2004	2829		98523.23	
CP	CFSHK	OS-PUR	AUD	03/09/2004	1943		67801.2	
CP	CFSHK	OS-PUR	AUD	06/09/2004	1574		54690.5	
CP	CFSHK	OS-PUR	AUD	08/09/2004	1236		42970.22	
CP	CFSHK	OS-PUR	AUD	09/09/2004	736		25436.41	
CP	CFSHK	OS-PUR	AUD	10/09/2004	1520		52823.21	
CP	CFSHK	OS-PUR	AUD	07/10/2004	2486		91895.8	
						9098		331938.82
CP	CIMP	OS-SAL	AUD	05/07/2004	-17500		-586058.62	
CP	CIMP	OS-SAL	AUD	19/07/2004	-14000		-465361.45	
CP	CIMP	OS-PUR	AUD	23/07/2004	40939		1292883.05	
CP	CIMP	OS-PUR	AUD	23/07/2004	20469		654568.64	
CP	CIMP	OS-SAL	AUD	10/08/2004	-21000		-665493.89	
CP	CIMP	OS-SAL	AUD	11/08/2004	-7000		-223455.33	
CP	CIMP	OS-SAL	AUD	13/08/2004	-4200		-133797.97	
CP	CIMP	OS-SAL	AUD	18/08/2004	-9000		-289183.96	
CP	CIMP	OS-SAL	AUD	23/08/2004	-8400		-269799.47	
CP	CIMP	OS-SAL	AUD	27/08/2004	-2000		-66465.65	
CP	CIMP	OS-SAL	AUD	30/08/2004	-4300		-144584.56	
CP	CIMP	OS-SAL	AUD	14/09/2004	-20000		-706596.7	
CP	CIMP	OS-SAL	AUD	21/09/2004	-11246		-392489.21	
CP	CIMP	OS-SAL	AUD	21/09/2004	-5754		-203079.37	
CP	CIMP	OS-SAL	AUD	23/09/2004	-750		-26541.81	
CP	CIMP	OS-SAL	AUD	23/09/2004	-1250		-44427.5	
CP	CIMP	OS-SAL	AUD	04/10/2004	-9000		-331581.14	
						-73992		-2601464.94
CP	CSSCE	OS-PUR	AUD	13/07/2004	1475		49384.3	
CP	CSSCE	OS-SAL	AUD	15/07/2004	-27000		-884520	
CP	CSSCE	OS-SAL	AUD	28/07/2004	-35124		-1116943.2	
						-60649		-1952078.9
CP	MACEQ	OS-PUR	AUD	23/07/2004	467		14747.28	
CP	MACEQ	OS-PUR	AUD	23/07/2004	233		7450.53	
CP	MACEQ	OS-PUR	AUD	06/08/2004	1300		42133.16	
CP	MACEQ	OS-PUR	AUD	20/08/2004	2000		64219.95	
CP	MACEQ	OS-PUR	AUD	25/08/2004	650		21337.98	
CP	MACEQ	OS-PUR	AUD	15/09/2004	2750		97854.06	
CP	MACEQ	OS-PUR	AUD	17/09/2004	1300		45821.62	
CP	MACEQ	OS-PUR	AUD	24/09/2004	300		10642.94	
						9000		304207.52
CP	MACSN	OS-PUR	AUD	07/07/2004	456		15244.6	
CP	MACSN	OS-PUR	AUD	29/07/2004	1665		54837.23	
CP	MACSN	OS-PUR	AUD	29/07/2004	1762		57803.82	
CP	MACSN	OS-PUR	AUD	03/08/2004	738		24616.61	
CP	MACSN	OS-SAL	AUD	11/08/2004	-215		-6855.25	
CP	MACSN	OS-PUR	AUD	17/08/2004	176		5705.62	
CP	MACSN	OS-SAL	AUD	20/08/2004	-188		-6005.57	
CP	MACSN	OS-PUR	AUD	24/08/2004	12186		395028.23	
CP	MACSN	OS-PUR	AUD	26/08/2004	2428		80338.16	

CP	MACSN	OS-PUR	AUD	27/08/2004	2722		90833.11	
CP	MACSN	OS-PUR	AUD	30/08/2004	109		3689.17	
CP	MACSN	OS-PUR	AUD	02/09/2004	8393		292009.66	
CP	MACSN	OS-PUR	AUD	03/09/2004	10958		382380.58	
CP	MACSN	OS-PUR	AUD	06/09/2004	2993		103995.34	
CP	MACSN	OS-PUR	AUD	07/09/2004	3025		105210.12	
CP	MACSN	OS-PUR	AUD	08/09/2004	1744		60631.13	
CP	MACSN	OS-PUR	AUD	09/09/2004	1463		50561.78	
CP	MACSN	OS-PUR	AUD	15/09/2004	2507		89291.38	
CP	MACSN	OS-PUR	AUD	16/09/2004	2802		99054.34	
CP	MACSN	OS-PUR	AUD	21/09/2004	2762		97501.71	
CP	MACSN	OS-PUR	AUD	06/10/2004	1100		41062.67	
						59586		2036934.44
CP	NOME	OS-PUR	AUD	21/07/2004	1353		44589.99	
CP	NOME	OS-PUR	AUD	30/07/2004	1722		57027.1	
CP	NOME	OS-PUR	AUD	05/08/2004	951		30950.63	
CP	NOME	OS-PUR	AUD	27/08/2004	3458		115353.65	
CP	NOME	OS-PUR	AUD	31/08/2004	1398		47371.37	
CP	NOME	OS-PUR	AUD	02/09/2004	3515		122492.49	
CP	NOME	OS-PUR	AUD	03/09/2004	7114		247996.42	
CP	NOME	OS-PUR	AUD	06/09/2004	1789		61901.53	
CP	NOME	OS-PUR	AUD	07/09/2004	1801		62572.04	
CP	NOME	OS-PUR	AUD	08/09/2004	2704		94051.44	
CP	NOME	OS-PUR	AUD	14/09/2004	3612		128224.29	
CP	NOME	OS-PUR	AUD	17/09/2004	5493		193590.83	
						34910		1206121.78
CP	OSFEQ	OS-SAL	AUD	06/07/2004	-1049		-35028.82	
CP	OSFEQ	OS-SAL	AUD	06/07/2004	-1500		-50205	
CP	OSFEQ	OS-PUR	AUD	13/07/2004	9525		318709.3	
CP	OSFEQ	OS-SAL	AUD	20/07/2004	-39925		-1314349.9	
CP	OSFEQ	OS-SAL	AUD	29/07/2004	-3376		-110752.38	
CP	OSFEQ	OS-PUR	AUD	03/08/2004	6665		222336.04	
CP	OSFEQ	OS-SAL	AUD	11/08/2004	-2901		-92490.01	
CP	OSFEQ	OS-PUR	AUD	17/08/2004	1636		53040.91	
CP	OSFEQ	OS-SAL	AUD	20/08/2004	-1561		-49860.99	
CP	OSFEQ	OS-PUR	AUD	24/08/2004	3721		120632.54	
CP	OSFEQ	OS-PUR	AUD	26/08/2004	8099		268004.74	
CP	OSFEQ	OS-PUR	AUD	27/08/2004	45943		1533251.02	
CP	OSFEQ	OS-PUR	AUD	31/08/2004	17103		580417.88	
CP	OSFEQ	OS-PUR	AUD	31/08/2004	300		10142.01	
CP	OSFEQ	OS-PUR	AUD	31/08/2004	15700		530876.66	
CP	OSFEQ	OS-PUR	AUD	01/09/2004	51215		1764359.19	
CP	OSFEQ	OS-PUR	AUD	03/09/2004	17474		609810.27	
CP	OSFEQ	OS-PUR	AUD	06/09/2004	13024		452573.81	
CP	OSFEQ	OS-PUR	AUD	07/09/2004	15830		550618.68	
CP	OSFEQ	OS-PUR	AUD	08/09/2004	8826		306867.54	
CP	OSFEQ	OS-PUR	AUD	09/09/2004	6539		226009.76	
CP	OSFEQ	OS-PUR	AUD	15/09/2004	20539		731597.73	
CP	OSFEQ	OS-PUR	AUD	16/09/2004	4049		143149.88	
CP	OSFEQ	OS-PUR	AUD	21/09/2004	31349		1106751.39	
CP	OSFEQ	OS-PUR	AUD	05/10/2004	3105		114650.88	
CP	OSFEQ	OS-PUR	AUD	06/10/2004	7703		287575.74	
						238033		8278688.9
CP	PSSCE	OS-PUR	AUD	13/07/2004	1742		58308.6	
CP	PSSCE	OS-SAL	AUD	15/07/2004	-33100		-1084356	
CP	PSSCE	OS-SAL	AUD	28/07/2004	-44140		-1403652	

PROVIDED BY
IRESS

						-75498		-2429699.4
CP	QCSF	OS-PUR	AUD	23/07/2004	573		18323.7	
CP	QCSF	OS-PUR	AUD	23/07/2004	1145		36159.92	
						1718		54483.62
CP	UTIND	OS-PUR	AUD	30/06/2004	600		20347.28	
CP	UTIND	OS-PUR	AUD	07/07/2004	1242		41552.7	
CP	UTIND	OS-PUR	AUD	31/08/2004	1300		43858.75	
						3142		105758.73
CP	WDEQ	OS-PUR	AUD	07/07/2004	435		14557.2	
CP	WDEQ	OS-SAL	AUD	19/07/2004	-500		-16660	
CP	WDEQ	OS-SAL	AUD	20/07/2004	-560		-18467.04	
						-625		-20569.84
CP	WEQC	OS-PUR	AUD	07/07/2004	1948		65165.8	
CP	WEQC	OS-PUR	AUD	29/07/2004	7937		261430.03	
CP	WEQC	OS-PUR	AUD	29/07/2004	8402		275634.33	
CP	WEQC	OS-PUR	AUD	03/08/2004	3690		123093.78	
CP	WEQC	OS-SAL	AUD	11/08/2004	-1061		-33826.92	
CP	WEQC	OS-PUR	AUD	17/08/2004	1418		45973.11	
CP	WEQC	OS-PUR	AUD	24/08/2004	53953		1749123.29	
CP	WEQC	OS-PUR	AUD	26/08/2004	10752		355795.4	
CP	WEQC	OS-PUR	AUD	27/08/2004	12347		412055.16	
CP	WEQC	OS-PUR	AUD	30/08/2004	1305		44172.29	
CP	WEQC	OS-PUR	AUD	02/09/2004	37098		1290827.92	
CP	WEQC	OS-PUR	AUD	03/09/2004	48816		1703588.06	
CP	WEQC	OS-PUR	AUD	06/09/2004	13522		469878.92	
CP	WEQC	OS-PUR	AUD	07/09/2004	13445		467660.64	
CP	WEQC	OS-PUR	AUD	08/09/2004	8046		279748.05	
CP	WEQC	OS-PUR	AUD	09/09/2004	6920		239178.4	
CP	WEQC	OS-PUR	AUD	15/09/2004	13890		494760.82	
CP	WEQC	OS-PUR	AUD	16/09/2004	11980		423545.48	
CP	WEQC	OS-PUR	AUD	21/09/2004	12287		433782.72	
CP	WEQC	OS-PUR	AUD	06/10/2004	7922		295751.65	
						274617		9397338.93
CP	WEQI	OS-PUR	AUD	07/07/2004	6273		209898.5	
CP	WEQI	OS-SAL	AUD	31/08/2004	-1300		-43858.75	
CP	WEQI	OS-SAL	AUD	31/08/2004	-15700		-530876.66	
						-10727		-364836.91
CP	WEQL	OS-PUR	AUD	06/07/2004	17323		582739.68	
CP	WEQL	OS-PUR	AUD	06/07/2004	1254		41971.38	
CP	WEQL	OS-SAL	AUD	23/07/2004	-38907		-1244930.5	
CP	WEQL	OS-SAL	AUD	27/07/2004	-10791		-343128.07	
CP	WEQL	OS-PUR	AUD	30/08/2004	9737		329922.88	
CP	WEQL	OS-PUR	AUD	02/09/2004	23973		834960.49	
CP	WEQL	OS-PUR	AUD	03/09/2004	32451		1132479.85	
CP	WEQL	OS-PUR	AUD	06/09/2004	21976		763648.8	
CP	WEQL	OS-PUR	AUD	08/09/2004	21163		735807.59	
CP	WEQL	OS-PUR	AUD	09/09/2004	12593		435256.3	
CP	WEQL	OS-PUR	AUD	10/09/2004	20096		698439.26	
CP	WEQL	OS-PUR	AUD	07/10/2004	18751		693197.3	
						129619		4660365.01
CP	WEQU	OS-PUR	AUD	23/07/2004	13333		426369.81	
CP	WEQU	OS-PUR	AUD	23/07/2004	26667		842163.03	
CP	WEQU	OS-PUR	AUD	06/08/2004	9700		314397.8	
CP	WEQU	OS-PUR	AUD	20/08/2004	45000		1445038.94	
CP	WEQU	OS-PUR	AUD	17/09/2004	51000		1797729.41	
CP	WEQU	OS-PUR	AUD	24/09/2004	22000		780531	

						167700		5606229.99
CP	WGRS	OS-PUR	AUD	15/07/2004	50000		1649295.52	
CP	WGRS	OS-PUR	AUD	20/07/2004	65000		2147257.78	
CP	WGRS	OS-PUR	AUD	23/07/2004	15667		501007.72	
CP	WGRS	OS-PUR	AUD	23/07/2004	31333		989518.66	
CP	WGRS	OS-PUR	AUD	06/08/2004	60000		1944728.62	
CP	WGRS	OS-PUR	AUD	20/08/2004	21000		674351.51	
CP	WGRS	OS-PUR	AUD	25/08/2004	40000		1313188.44	
CP	WGRS	OS-PUR	AUD	26/08/2004	65000		2147544.52	
CP	WGRS	OS-PUR	AUD	31/08/2004	100915		3427225.16	
CP	WGRS	OS-PUR	AUD	01/09/2004	24085		829497.7	
CP	WGRS	OS-PUR	AUD	06/09/2004	32500		1127625.91	
CP	WGRS	OS-PUR	AUD	07/09/2004	32500		1129571.13	
CP	WGRS	OS-PUR	AUD	17/09/2004	35000		1233735.87	
CP	WGRS	OS-PUR	AUD	21/09/2004	28000		989773.41	
CP	WGRS	OS-PUR	AUD	21/09/2004	22000		776459.2	
CP	WGRS	OS-PUR	AUD	23/09/2004	67500		2404637.13	
CP	WGRS	OS-PUR	AUD	23/09/2004	7500		266565	
CP	WGRS	OS-PUR	AUD	24/09/2004	150000		5321802.26	
CP	WGRS	OS-PUR	AUD	30/09/2004	135000		4904178.84	
						983000		33777964.38
CP	WIMP	OS-SAL	AUD	05/07/2004	-32500		-1088394.6	
CP	WIMP	OS-SAL	AUD	19/07/2004	-2000		-66480.21	
CP	WIMP	OS-PUR	AUD	23/07/2004	29058		929232.28	
CP	WIMP	OS-PUR	AUD	23/07/2004	58116		1835345.05	
CP	WIMP	OS-SAL	AUD	10/08/2004	-14000		-443662.59	
CP	WIMP	OS-SAL	AUD	11/08/2004	-17000		-542677.22	
CP	WIMP	OS-SAL	AUD	13/08/2004	-11800		-375908.56	
CP	WIMP	OS-SAL	AUD	18/08/2004	-16000		-514104.83	
CP	WIMP	OS-SAL	AUD	23/08/2004	-11600		-372580.22	
CP	WIMP	OS-SAL	AUD	27/08/2004	-15000		-498492.34	
CP	WIMP	OS-SAL	AUD	30/08/2004	-7200		-242095.08	
CP	WIMP	OS-SAL	AUD	03/09/2004	-9000		-311903.7	
CP	WIMP	OS-SAL	AUD	14/09/2004	-32000		-1130554.7	
CP	WIMP	OS-SAL	AUD	21/09/2004	-31754		-1108225.3	
CP	WIMP	OS-SAL	AUD	21/09/2004	-16246		-573379.83	
CP	WIMP	OS-SAL	AUD	23/09/2004	-3750		-132709.06	
CP	WIMP	OS-SAL	AUD	23/09/2004	-6250		-222137.5	
CP	WIMP	OS-SAL	AUD	04/10/2004	-41000		-1510536.3	
						-179926		-6369264.74
CP	WISH	OS-PUR	AUD	23/07/2004	20067		633730.29	
CP	WISH	OS-PUR	AUD	23/07/2004	10033		320840.64	
CP	WISH	OS-PUR	AUD	06/08/2004	33500		1085806.82	
						63600		2040377.75
CP	WSEQ	OS-PUR	AUD	15/07/2004	7500		247394.32	
CP	WSEQ	OS-SAL	AUD	19/07/2004	-15000		-498601.55	
CP	WSEQ	OS-PUR	AUD	23/07/2004	2567		82088.91	
CP	WSEQ	OS-PUR	AUD	23/07/2004	5133		162103.82	
CP	WSEQ	OS-SAL	AUD	01/10/2004	-35000		-1288647.9	
						-34800		-1295662.35
CP	WSNF	OS-SAL	AUD	07/07/2004	-26065		-875784	
CP	WSNF	OS-SAL	AUD	07/07/2004	-10204		-342854.4	
						-36269		-1218638.4
TOTAL						1,607,737		69,888,699.54

MD	452GRS	OS-PUR	AUD	25/06/2004	1000		33833.72	
MD	452GRS	OS-PUR	AUD	07/07/2004	500		16786.46	
MD	452GRS	OS-PUR	AUD	08/07/2004	3000		101651.62	
MD	452GRS	OS-PUR	AUD	14/07/2004	5270		174180.46	
MD	452GRS	OS-PUR	AUD	14/07/2004	1000		33452.55	
MD	452GRS	OS-PUR	AUD	22/07/2004	2000		65300.18	
MD	452GRS	OS-PUR	AUD	23/07/2004	1400		45072.57	
MD	452GRS	OS-PUR	AUD	23/07/2004	3800		121695.66	
MD	452GRS	OS-PUR	AUD	26/07/2004	1500		47756.4	
MD	452GRS	OS-PUR	AUD	26/07/2004	1500		47801.23	
MD	452GRS	OS-PUR	AUD	27/07/2004	3500		111495.85	
MD	452GRS	OS-PUR	AUD	04/08/2004	3300		108572.84	
MD	452GRS	OS-PUR	AUD	05/08/2004	2000		65180.82	
MD	452GRS	OS-PUR	AUD	09/08/2004	1000		32048.25	
MD	452GRS	OS-PUR	AUD	10/08/2004	4200		133589.86	
MD	452GRS	OS-PUR	AUD	10/08/2004	1500		47884.29	
MD	452GRS	OS-PUR	AUD	11/08/2004	800		25662.67	
MD	452GRS	OS-PUR	AUD	11/08/2004	800		25667.72	
MD	452GRS	OS-PUR	AUD	13/08/2004	1300		41623.6	
MD	452GRS	OS-PUR	AUD	19/08/2004	1500		48610.86	
MD	452GRS	OS-PUR	AUD	19/08/2004	1500		48588.75	
MD	452GRS	OS-PUR	AUD	20/08/2004	1500		48147.6	
MD	452GRS	OS-PUR	AUD	20/08/2004	4400		141379.93	
MD	452GRS	OS-PUR	AUD	23/08/2004	7000		226091.7	
MD	452GRS	OS-PUR	AUD	27/08/2004	500		16661.07	
MD	452GRS	OS-PUR	AUD	03/09/2004	10000		345559.34	
MD	452GRS	OS-PUR	AUD	07/09/2004	1000		34706.39	
MD	452GRS	OS-PUR	AUD	09/09/2004	12000		411661.98	
MD	452GRS	OS-SAL	AUD	30/09/2004	-1600		-57917.35	
MD	452GRS	OS-SAL	AUD	30/09/2004	-4700		-170260.25	
MD	452GRS	OS-SAL	AUD	01/10/2004	-9000		-330719.9	
						63470		2041766.87
TOTAL						63,470		2,041,766.87
SF	1LMG	OS-PUR	AUD	07/07/2004	10204		342854.4	
SF	1LMG	OS-SAL	AUD	08/07/2004	-10204		-343467.45	
						0		-613.05
TOTAL						0		-613.05
NN	N.AE	OS-PUR	AUD	23/07/2004	100		3197.65	
NN	N.AE	OS-PUR	AUD	23/07/2004	200		6315.75	
						300		27137.1
NN	N.ZE	OS-PUR	AUD	13/07/2004	46000		1551940.38	
NN	N.ZE	OS-PUR	AUD	23/07/2004	3200		102324.93	
NN	N.ZE	OS-PUR	AUD	23/07/2004	6400		202104	
						55600		1856369.31
TOTAL						55,900		1,883,506.41
	OSFT	OS-SAL	AUD	28/06/2004	-3114		-94925.65	
	OSFT	OS-SAL	AUD	02/07/2004	-3400		-109675.71	
	OSFT	OS-PUR	AUD	02/07/2004	1602		-53624.2	
	OSFT	OS-SAL	AUD	05/07/2004	-111800		-3606395.6	
	OSFT	OS-SAL	AUD	08/07/2004	-7661		-233800.36	

OSFT	OS-SAL	AUD	09/07/2004	-9767		-332281.58	
OSFT	OS-SAL	AUD	14/07/2004	-9355		-314798.61	
OSFT	OS-SAL	AUD	15/07/2004	-3790		-125165.07	
OSFT	OS-SAL	AUD	16/07/2004	-17042		-559098	
OSFT	OS-SAL	AUD	21/07/2004	-18966		-625235.33	
OSFT	OS-SAL	AUD	23/07/2004	-9986		-325607.58	
OSFT	OS-SAL	AUD	27/07/2004	-2200		-69806	
OSFT	OS-SAL	AUD	06/08/2004	-5680		-184316.86	
OSFT	OS-SAL	AUD	09/08/2004	-10261		-330540.41	
OSFT	OS-SAL	AUD	10/08/2004	-7845		-250418.05	
OSFT	OS-SAL	AUD	13/08/2004	-9617		-307422.97	
OSFT	OS-SAL	AUD	18/08/2004	-17061		-549968.6	
OSFT	OS-PUR	AUD	24/08/2004	47335		1518885.48	
OSFT	OS-PUR	AUD	30/08/2004	17081		568737.77	
OSFT	OS-PUR	AUD	31/08/2004	46400		1571074.2	
OSFT	OS-PUR	AUD	31/08/2004	24706		835914.91	
OSFT	OS-PUR	AUD	02/09/2004	91878		3137049.12	
OSFT	OS-PUR	AUD	03/09/2004	63122		2194584.53	
OSFT	OS-SAL	AUD	10/09/2004	-3137		-107774.93	
OSFT	OS-SAL	AUD	13/09/2004	-6188		-213821.47	
OSFT	OS-SAL	AUD	15/09/2004	-899		-31782.57	
OSFT	OS-SAL	AUD	21/09/2004	-594		-20827.12	
OSFT	OS-SAL	AUD	28/09/2004	-2200		-77991.49	
OSFT	OS-SAL	AUD	28/09/2004	-2000		-70891.93	
OSFT	OS-PUR	AUD	06/10/2004	10882		402838.18	
OSFT	OS-SAL	AUD	07/10/2004	-1459		-54134.43	
					38984		1578779.72
TOTAL					38,984		1,578,779.72
AIL*356191	OS-PUR	AUD	11/05/2004	-600			
AIL*356191	OS-PUR	AUD	18/05/2004	-295			
					-895		0
TOTAL					-895		0
GRAND TOTAL					2,558,414		103,017,320.86

MACQUARIE BANK


Macquarie
JPMorgan
Moss

MACQUARIE BANK



Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).

2



A diversified financial institution

What we do

- → Diversified financial services in Australia
- → Broad investment banking in Asia Pacific
- → Focused business in the Americas and Europe

3



A diversified financial institution

Key statistics

- → Total assets ~ A$44 billion
- → Assets under management ~ A$63 billion
- → Net profit after tax ~ A$494 million
- → Compound annual growth over a decade:
  - →Revenue ~ 22%
  - →NPAT ~ 21%
  - →Basic EPS ~ 17%
- → Market capitalisation

Macquarie Bank (MBL):	A$7.7b	~25th on ASX
Macquarie Bank listed "family":	A$26.7b	~10th on ASX

Market capitalisation as at 24 September 2004

4

MACQUARIE BANK



Profit growth

→ Almost double over 2 years

→ 6.7 times over the decade



(A$m)
500
450
400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

5

MACQUARIE BANK



Income growth

→ Up 30% to A$2.4b year ended March 2004

→ 7 times over the decade



(A$m)
2,500
2,000
1,500
1,000
500
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Income for 2003 and 2004 adjusted to reclassify income and expenses related to infrastructure assets held for resale

6

Assets under management growth

- → Up 20% to A$63b year ended March 2004
- → 6.2 times over the decade
- → Australia's 3rd* largest fund manager



(A$b)
70
60
50
40
30
20
10
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

* Rainmaker Information, June quarter 2004, issued September 2004

7

Tier 1 eligible capital growth

- → Additional A$875m tier 1 eligible securities raised in September



(A$m)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Tier 1-eligible securities
MIS
Ordinary equity*
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2004^

*Includes ordinary share capital. 1994 to 2003 adjusted for dividend provision ^ Proforma 31 March 2004 adjusted for tier 1 eligible securities

8



EPS and share price growth since listing



(A cents)
(A$)
250
200
150
100
50
0
45
40
35
30
25
20
15
10
5
0
EPS
Share price
1996 1997 1998 1999 2000 2001 2002 2003 2004

Diluted earnings per share. EPS data current to 31 March 2004 and share price up to 24 September 2004.



Where the income comes from

By business segment year ended March 2004



Investment banking 32%
Asset & wealth management 30%
Mergers and acquisitions, advisory and underwriting
Infrastructure, property and other specialist funds
Up 23%
Up 44%
Institutional stockbroking
Retail and wholesale funds management and private client broking
Financial products
Banking and securitised lending
Commodities
Equipment leasing
Equity derivatives
Up 12%
Property lending
Up 35%
Other lending
FX, futures, treasury and debt markets
Lending 14%
Financial markets 24%

10

Profit contribution by Group year ended March 2004




Index
180
160
140
120
100
80
60
40
20
0
2003
2004
Direct Investment
Funds Management
Financial Services
Banking & Property
Equity Markets
Treasury & Commodities
Investment Banking

Percentage contribution based on management accounts pre-tax and pre-profit share, 2003 indexed to 100

International income growth



→ Up 61% to almost A$700m year ended March 2004

→ 31% of total income


(A$m)
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004

Excluding earnings on capital

Diversity of international income year ended March 2004


Region
New Zealand 4%
Europe 29%
Asia 30%
Africa 11%
Americas 26%
Group
TCG 18%
EMG 27%
IBG 43%
BPG 6%
FMG 2%
FSG 4%

- → All groups operating offshore
- → ING Asian cash equities broking acquisition to strengthen presence in Asia

We are in every major financial centre

North America
381 staff

Europe
319 staff

Asia
656 staff


Seattle
Vancouver
Toronto
Chicago
New York
San Jose
Los Angeles
Memphis
San Diego
South Carolina
Houston
Jupiter
Dublin
London
Frankfurt
Munich
Paris
Vienna
Geneva
Bahrain
Beijing
Tianjin
Shanghai
Seoul
Tokyo
Taiwan
Hong Kong
Bangkok
Manila
Labuan
Kuala Lumpur
Singapore
Jakarta
Sao Paulo
Johannesburg
Cape Town
Auckland
Wellington
Christchurch

South America
18 staff

Africa
21 staff

Australia
4,502 staff

NZ
105 staff

Over 6,000 employees in 23 countries

MACQUARIE BANK



Broad investment banking in Asia Pacific


Full service

Korea
- → Corporate finance & advisory
- → Infrastructure finance & advisory
- → Property finance & advisory
- → Infrastructure funds mgt
- → Property funds mgt
- → Securities funds mgt
- → Commodity derivatives
- → Futures broking
- → Financial markets derivatives
- → Leasing
- → Equity derivatives and structured products
- → Institutional stockbroking & research
- → Financial products

Taiwan
- → Institutional stockbroking & research
- → Leasing

Shanghai
- → Property finance & advisory
- → Property development
- → Mortgages and securitisation
- → Institutional stockbroking

Malaysia
- → Corporate finance & advisory
- → Securities funds mgt
- → Financial products
- → Research

Singapore
- → Corporate finance & advisory
- → Leasing
- → Institutional stockbroking & research
- → Financial products

Indonesia, Thailand & The Philippines
- → Institutional stockbroking & research

Wellington
- → Retail financial services & advisory
- → Institutional stockbroking & research

Christchurch
- → Retail financial services & advisory

Japan
- → Corporate finance & advisory
- → Property finance & advisory
- → Infrastructure asset mgt
- → Leasing
- → Equity derivatives and structured products
- → Institutional stockbroking & research

Beijing
- → Corporate finance & advisory
- → Property finance & advisory

Tianjin
- → Property funds mgt
- → Property development

Hong Kong
- → Corporate finance & advisory
- → Property finance & advisory
- → Property funds mgt
- → Commodity derivatives
- → Cross border leasing
- → Equity derivatives and structured products
- → Institutional stockbroking & research
- → Financial products

Auckland
- → Retail financial services & advisory
- → Securities funds mgt
- → Corporate finance & advisory
- → Leasing
- → Institutional stockbroking & research
- → Financial products

15

MACQUARIE BANK



Focused businesses in the Americas



Vancouver
- → Corporate finance & advisory
- → Leasing

Toronto
- → Corporate finance & advisory
- → Infrastructure finance & advisory
- → Infrastructure funds mgt
- → Leasing
- → Financial products

Seattle
- → Property finance

San Francisco
- → Institutional stockbroking

San Jose
- → Leasing

Los Angeles
- → Property finance
- → Financial products

Palm Springs
- → Golf course residential development

San Diego
- → Leasing

Memphis
- → Mortgages origination (6 additional offices in US)

Houston
- → Energy finance
- → Corporate finance & advisory

Charleston
- → Agricultural commodities trading & structuring

Jupiter
- → Golf course residential development

Boston
- → Leasing

New York
- → Corporate finance & advisory
- → Infrastructure finance & advisory
- → Infrastructure funds mgt
- → Property investment banking
- → Metals & mining finance, structuring & trading
- → Agricultural commodities marketing, trading & structuring
- → Futures broking
- → Energy markets derivatives marketing
- → Financial products
- → Cross border leasing
- → Institutional stockbroking & research

Chicago
- → Property funds mgt
- → Property investment banking

Sao Paulo
- → Equity derivatives marketing
- → Agricultural commodities marketing, trading & structuring & trade finance

16

MACQUARIE BANK



Focused businesses in Europe, Africa and the Middle East

United Kingdom
- Corporate finance & advisory
- Infrastructure finance & advisory
- Wholesale property equity raising
- Infrastructure funds mgt
- Property funds mgt
- Securities funds mgt
- Metals and mining finance, structuring & trading
- Agricultural commodities
- Debt markets
- Futures broking
- Energy markets derivatives trading
- Equity derivatives and structured products
- Securities lending
- Cross border leasing
- Leasing
- Institutional stockbroking & research

France
- Leasing
- Institutional stockbroking
- Corporate advisory & finance

Ireland
- Leasing



South Africa
- Corporate finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Equity derivatives & structured products
- Capital markets structuring

Germany
- Corporate finance & advisory
- Infrastructure finance & advisory
- Equity derivatives and structured products
- Cross border leasing
- Institutional stockbroking

Austria
- Corporate finance & advisory
- Cross border leasing

Switzerland
- Institutional stockbroking

Bahrain
- Wholesale property equity raising

17

MACQUARIE BANK



Managing important assets across the globe

USA
- Detroit Windsor Tunnel
- SR125 South
- Parking Company of America Airports
- Avports Aviation
- California FBOs*
- Atlantic Aviation
- Michigan Electric Transmission Co.
- Chicago Thermal
- Macquarie DDR
- Macquarie ProLogis
- Macquarie Countrywide
- Macquarie Office

Portugal
- Tagus Crossings
- Algarve toll road
- Norte Litoral toll road
- Macquarie Global Property Advisors

UK
- M6 Toll
- Yorkshire Link
- Bristol Airport
- Birmingham Airport
- South East Water
- UK Gas Utility*

Sweden
- Arlanda Express

Germany
- Warnow Tunnel
- Macquarie Global Property Advisors

Belgium
- Macquarie Global Property Advisors



Canada
- 407 ETR
- AltaLink
- Cardinal Power

Japan
- Hakone Turnpike
- Schroder Asian properties
- Macquarie Global Property Advisors

Chile
- Talca-Chillan
- Temuco-Rio Bueno
- Collipulli-Temuco
- Santiago-Talca

Hong Kong, Singapore, China
- Schroder Asian properties
- Macquarie Global Property Advisors

New Zealand
- Macquarie Goodman
- Macquarie Countrywide

Africa
- N3 toll road
- N4 toll road
- Bakwena Platinum Corridor
- Kilimanjaro Airport (Tanzania)
- Airport Co. of SA
- ICO Global

Italy
- Rome Airport
- Genoa Airport
- Lamezia Terme Airport

Spain
- Autema
- Ausol I
- Ausol II
- Europistas
- M45
- Artxanda
- Radial 4
- Macquarie Global Property Advisors

South Korea
- Soojungsan Tunnel
- Kwangju toll road
- Daegu-Busan Expressway
- Baekyang Tunnel
- Machang Bridge
- Kukdong Building
- Schroder Asian properties
- Macquarie Global Property Advisors

Australia
- Gorodok Ethane Pipeline
- Adelaide Airport
- Asia Pacific Transport
- Prospect Water
- Electranet SA
- Dampier – Bunbury*
- Broadcast Australia
- Sydney Airport
- Macquarie Direct Investment
- Reef Networks
- Eastern Distributor
- M2, M4, M5, Westlink M7
- Transtoll
- Airtrain Citylink
- Multinet
- United Energy Distrib.
- AlintaGas Networks
- Macquarie Countrywide
- Macquarie Office
- Macquarie Leisure
- Macquarie Goodman

Roads Property Airports Communications Utilities Transport services Other

18

MACQUARIE BANK

Macquarie infrastructure business model

A unique complete service provider

Financial Adviser | Underwriter | Broker | Fund & Asset Manager | Principal

Governance Separation

Macquarie Advisory
- Sourcing Investments
- Infrastructure assets scarce
- Large and complex
- Long lead time/costs
- 230 infra execs worldwide
- Execution skills
- Current infra opportunities @ EV >A$50bn

←|→

Infrastructure Funds
- Funds Focus
- Active Asset Management
- Investment Evaluation
- Capital Management
- Legal & Compliance
- Tax & Accounting
- Investor/Media Relations
- 210 professionals
- Equity under management @ A$18bn*

* Based on market capitalisation of listed funds and equity and commitments of unlisted funds

19

MACQUARIE BANK

Macquarie property business model

Property and asset management operations
- Over 200 Macquarie property staff
- Award winning property research
- Strong property due diligence and facilities management
- Globally positioned
- Access to Macquarie Capital Partners – niche real estate investment banking business and offshore JV partners: ProLogis; Regency Centers; Developers Diversified Realty; Macquarie Global Property Advisers

Fusion of financial and property expertise

Macquarie Property Funds Management

Over $16b in assets under management*

Financial structuring
- Strong financial skills within Property
- Leading innovator in financial structuring
  - First commercial mortgage backed security issue by listed property trust (LPT)
  - First LPT reset preference unit issue
- Access to wider MBL Group
  - Equity capital markets/underwriting
  - Equities research
  - Treasury & Commodities
  - Tax/accounting/risk management

Property management → ↑ ← **Investment banks**

* Including associates

20



Global and diverse - specialist funds assets

Macquarie infrastructure and property fund assets by region



Asia 4%
Other 3%
Europe 14%
Australia 44%
UK 14%
Nth America 21%

Based on proportionate enterprise value for each asset



Global and diverse - specialist funds assets

Macquarie infrastructure and property fund assets by sector



Tourism/Leisure & Residential Property 1%
Retail Property 7%
Office Property 10%
Roads 33%
Industrial Property 12%
Other Infrastructure 2%
Communications 3%
Airports 17%
Utilities 15%

Based on proportionate enterprise value for each asset

Asset risks are diminishing relative to annuity income

On balance sheet specialist funds seed assets and specialist funds base fees



(A$m)
(A$m)
900
800
700
600
500
400
300
200
100
0
160
140
120
100
80
60
40
20
0
Jan 01
Jul 01
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Assets include:
- ProLogis US assets
- Broadcast Australia
- 1 Martin Place
Base fees - annual (right hand scale)
Assets include:
- Chicago Thermal
- Atlantic Aviation
- Radio assets
Assets include:
- South East Water
- Michigan Electric Transmission
- Arlanda Express
Seed assets on balance sheet (left hand scale)

Asset risks are diminishing relative to annuity income

On balance sheet specialist funds seed assets per A$ of base fee



(A$)
8
6
4
2
0
2001
2002
2003
2004

MACQUARIE BANK



Calendar year to date

Australia

→ #1 M&A deals completed in 6 months to 30 June 2004 (Thomson Financial)

→ Diversified Utility & Energy Trusts (DUET) managed by 50:50 joint venture with AMP Capital; IPO in August

→ Macquarie Office Trust offer for Principal America Office Trust

→ Acquisition of RG Capital Radio and DMG Regional Radio networks

→ Cash Management Trust passes A$10 billion

→ Wrap funds under administration passes A$12 billion

25

MACQUARIE BANK



Calendar year to date

Europe

→ Macquarie European Infrastructure Fund launched with initial commitments of €422m

→ Joint venture with Ochtar Capital Partners to form Macquarie Global Property Advisors – private equity property funds management

→ Leader of consortium to purchase £1.2b Wales and the West gas distribution networks in the UK

→ £350m tier 1 eligible capital securities raising. Funds to be used initially to augment US activities

Africa

→ African Infrastructure Investment Fund established; R1200 million raised to date

26

MACQUARIE BANK



Calendar year to date

USA

- → Acquired US airport services company Atlantic Aviation
- → Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund established – closed-end fund IPO on the New York Stock Exchange
- → Macquarie DDR raised A$280m to fund acquisition of 12 community shopping centres
- → Macquarie ProLogis Trust raised A$74m to fund acquisition of 7 industrial properties
- → Registration statement filed with SEC regarding proposed IPO of US listed infrastructure entity Macquarie Infrastructure Assets Trust

Canada

- → Macquarie Power Income Fund IPO on Toronto Stock Exchange
- → Macquarie Essential Assets Partnership final close with total commitments C$460 million

27

MACQUARIE BANK



Calendar year to date

Asia

- → Korea Stock Exchange listing of Macquarie's first real estate investment trust (REIT) in Korea
- → Japan Infrastructure Group established with Development Bank of Japan; Hakone Turnpike (Japan) acquired
- → Acquisition of ING's Asian cash equities businesses – Macquarie Securities Asia
- → Korean Road Infrastructure Fund commitments now total KRW1.26 trillion

28



Current outlook for remainder of 2004/5

- → The Bank's businesses have performed well and we are confident of exceeding last year's first half result despite lower performance fees from specialist funds
- → Australian and international equities related businesses have performed well
- → More confident that the full year result will be in line with prior corresponding period despite lower performance fees and lower profits from asset realisations
- → Repeating last year's excellent second half result will be challenging because it benefited from:
  - → Very buoyant equity market conditions in Hong Kong
  - → Very large profits from asset realisations especially through Macquarie Direct Investment

29



Medium term outlook

- → We are well placed due to:
  - → Good businesses
  - → Diversification
  - → Committed quality staff
  - → Effective prudential controls
- → Expect continued growth in revenue and earnings across most businesses, subject to market conditions not deteriorating materially
- → We expect continued good growth in international businesses

30


MACQUARIE
BANK
Macquarie
JPMorgan

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barrie R Martin
Date of last notice	25 August 2004 but this is the first notice re: Macquarie Office Trust (MOF) units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 September 2004
No. of securities held prior to change	Nil
Class	Ordinary MOF units
Number acquired	23,320 units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Units acquired (together with a cash payment) in exchange for 22,000 Principal America Office Trust units. The closing price of MOF units on ASX on 28 September 2004 was $1.22 per unit.
No. of securities held after change	23,320 MOF units

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment of units due to Macquarie Office Management Limited's takeover of Principal America Office Trust

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

7 October 2004

G:\CAG\COS\DLEONG\BRD\ASX notices\MARTIN\brm28092004.doc

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

8th October 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 3 September 2004, there have been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, at 30 September 2004 the number of issued fully paid ordinary $1.00 shares was 219,760,994.

Since the last notification to the ASX, the following new options have been issued:

- 907,850 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271); and
- 220,200 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 1,668 options exercisable at $26.95 each and expiring on 8 January 2006 (MBLAHT);
- 13,989 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 3,212 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 8,334 options exercisable at $36.34 each and expiring on 1 April 2007 (MBL0092);

- 5,135 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 29,400 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 3,334 options exercisable at $30.22 each and expiring on 4 February 2008 (MBL0150);
- 19,783 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 30,571 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 5,000 options exercisable at $28.74 each and expiring on 1 October 2008 (MBL0209);
- 3,751 options exercisable at $28.74 each and expiring on 30 October 2008 (MBL0222);
- 3,500 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 3,551 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 9,500 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269); and
- 8,500 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271).

The number of options on issue at 30 September 2004 was 31,037,103, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	6,668	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	1,668	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	3,334	$27.58	15/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0027	1,668	$28.15	31/07/2006
MBL0028	1,668	$28.46	1/08/2006
MBL0029	4,106,723	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	6,668	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0040	687,900	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0044	12,500	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	226,654	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	1,666	$35.15	20/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	4,166	$36.34	1/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	4,812,067	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	4,166	$33.10	29/08/2007
MBL0124	818,873	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	8,334	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0131	215,366	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	13,966	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	292,386	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0186	2,242	$33.43	25/06/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	12,500	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,257,144	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	699,982	$28.74	24/09/2008
MBL0208	12,500	$24.54	22/09/2008
MBL0209	67,875	$28.74	1/10/2008
MBL0210	5,000	$29.04	29/09/2008

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0211	5,000	$29.96	30/09/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0213	12,500	$24.53	8/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	36,249	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0232	5,000	$32.48	12/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	5,000	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	5,000	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	5,000	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	17,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	8/03/2009
MBL0259	5,000	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	72,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	8/06/2009
MBL0265	37,500	$34.27	22/06/2009
MBL0266	57,500	$33.58	8/07/2009
MBL0267	1,733,600	$33.11	22/07/2009
MBL0268	3,369,895	$32.75	9/08/2009
MBL0269	2,473,300	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	899,350	$34.60	8/09/2009
MBL0272	220,200	$35.28	22/09/2009
MBLAET	1,668	$18.51	25/11/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFF	9,856	$19.97	24/01/2005
MBLAFL	1,663,959	$23.94	21/07/2005
MBLAFO	1,668	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFR	18,750	$23.76	28/03/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	38,125	$23.94	11/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	4,168	$24.43	19/08/2005
MBLAGS	68,172	$23.94	30/08/2005
MBLAGU	1,668	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHC	4,168	$24.36	13/10/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBLAHH	5,834	$26.57	12/12/2005
MBLAHI	1,668	$27.56	11/12/2005
MBLAHM	5,000	$27.83	30/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	1,668	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	31,037,103		

File Number: 82-34740

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	23 August 2004 re: Macquarie Bank Limited (MBL) shares but 8 August 2002 re options over MBL shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bond Street Custodians Limited is the bare trustee for Mark Johnson in respect of employee options.
Date of change	8 October 2004
No. of securities held prior to change	493,803 MBL shares (of which 43,803 were acquired pursuant to the Macquarie Bank Staff Share Acquisition Plan) MBL unlisted options over unissued ordinary shares held by Bond Street Custodians Limited as nominee for Mark Johnson: • 88,200 options exercisable at $30.51 each and expiring on 1 August 2007
Class	• MBL fully paid ordinary shares; and • Unlisted options over unissued MBL fully paid ordinary shares
Number acquired	20,900 options exercisable at $36.99 each and expiring on 8 October 2009.
Number disposed	Nil

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj08102004.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The options were issued for no consideration following approval at MBL's 2004 Annual General Meeting
No. of securities held after change	493,803 MBL shares (of which 43,803 were acquired pursuant to the Macquarie Bank Staff Share Acquisition Plan). MBL unlisted options over unissued ordinary shares held by Bond Street Custodians Limited as nominee for Mark Johnson: • 88,200 options exercisable at $30.51 each and expiring on 1 August 2007; and • 20,900 options exercisable at $36.99 each and expiring on 8 October 2009.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of employee options

Part 2 – Change of director's interests in contracts

Detail of new contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 12 October 2004

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj08102004.doc

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Macquarie Bank Limited.

File Number: 82-34740

ASX Release

MACQUARIE

MACQUARIE INCOME SECURITIES (MBLHB) - CHANGE IN NON-RESIDENT WITHHOLDING TAX

12 October 2004 - This release contains information relevant only to holders of Macquarie Income Securities ("MIS") who are not tax residents of Australia ("non-residents").

In compliance with a recent announcement of proposed retrospective changes to Australian income tax law, dividend withholding tax will be withheld from all MIS payments to non-residents from 15 October 2004 onwards. In general, this will mean that withholding tax will be higher than the interest withholding tax which has been withheld from MIS payments to non-residents to date.

Dividend withholding tax will be withheld at 30% unless the rate is reduced to 15% under a Double Tax Agreement between Australia and the MIS holder's country of tax residence.

These changes do not affect MIS holders who are tax residents of Australia.

Attached is a copy of a letter which will be sent to MIS holders who are non-residents with their next MIS distribution statement.

For further information please contact:

Jenny Kovacs, Investor Relations Manager	(02) 8232 3250
Dennis Leong, Company Secretary	(02) 8232 3273

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

15 October 2004

MACQUARIE

Dear Securityholder

Macquarie Income Securities - Change in Non-Resident Withholding Tax

Our records indicate that you are a non-resident of Australia for tax purposes. If this is not the case, you should contact the share registry, Computershare Investor Services, as soon as possible to adjust their records. Details of the share registry are included below for your convenience.

In your Macquarie Income Securities ("MIS") Quarterly Distribution Advice enclosed with this letter, there has been a change in the relevant withholding tax applied to the distribution.

In compliance with a recent announcement of proposed retrospective changes to Australian income tax law, **dividend** withholding tax will be withheld from all MIS payments to non-residents from 15 October 2004 onwards. In general, this will mean that withholding tax will be higher than the **interest** withholding tax which has been withheld from MIS payments to non-residents to date.

Dividend withholding tax will be withheld at 30% unless the rate is reduced to 15% under a Double Tax Agreement between Australia and the MIS holder's country of tax residence. A schedule of countries with Double Tax Agreements with Australia is available at the Australian Taxation Office's website at www.ato.gov.au. You should refer to your financial adviser for advice regarding your personal situation.

If you have any questions concerning the above, please contact our Investor Relations team on (02) 8232 5006.

Yours faithfully

Dennis Leong
Company Secretary

Computershare Investor Services
Phone: 61 3 9415 4000
Fax: 61 2 8234 5050

008439 - V3

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE

COLES MYER AND MACQUARIE BANK PROPOSAL TO ACQUIRE ALH

13 October 2004 – Coles Myer Limited (CML) and Macquarie Bank Limited (MBL) today announced a proposal to acquire all of the issued ordinary shares in Australian Leisure & Hospitality Group Limited (ALH) at $3.35 a share.

The proposal, via a special purpose joint venture vehicle, CMM Hotel & Retail Investments Pty Ltd (CMM), values ALH shares at $1.18 billion and is a 35.1 per cent premium to the $2.48 per share closing price for ALH shares on 30 June 2004, the day before Woolworths' 1 July 2004 purchase of ALH shares. It is also 20 cents higher than Bruandwo's revised offer of $3.15 per share and is at the top end of the Independent Expert's valuation range of $3.125 to $3.355 per share (adjusted for the final dividend) set out in the ALH target statement.

The Board of ALH has unanimously recommended that shareholders accept the CMM proposal in the absence of a more favourable offer. The proposal will be undertaken by an unconditional scheme of arrangement (Scheme) whereby 75 per cent shareholder approval by value (and 50 per cent by number) of those present and voting is required. It is proposed that a meeting be called to approve the Scheme in January 2005.

MBL's spokesman for CMM, Mr Michael Cook, said: "ALH is a very attractive asset for CMM, as it comprises Australia's largest hotel group, with Australia's largest non-casino gaming machine portfolio and one of Australia's most successful retail liquor businesses.

"The proposal further evidences MBL's willingness and ability to provide innovative financing solutions in support of its clients and partners."

If successful, MBL and CML will contribute 60 per cent and 40 per cent respectively of the equity funding of the joint venture vehicle. MBL's total investment commitment is approximately $260 million.

Post transaction, and subject to necessary consents, 17 venues and associated detached bottleshops in Queensland, together with development rights in relation to a further 14 Victorian bottleshops will be sold to CML for approximately $255 million. CMM will run on a stand-alone basis with a view to maximising profitability and growth of the company.

MBL has advised on the establishment of a $440 million senior debt facility underwritten and arranged by Barclays Capital; a bridge facility provided by MBL; and other equity and financing facilities provided by MBL and CML. Post implementation, Macquarie Equity Capital Markets will underwrite and market a $220 million subordinated retail note issue .

The impact on MBL's capital position will be a reduction to the Tier 1 capital ratio of no more than 1.8 per cent.

MBL believes the investment in CMM presents an extremely attractive opportunity. Consistent with its operating philosophy, MBL intends, in the short to medium term, to present the CMM investment opportunity to a range of investors, including the possible establishment of an unlisted managed fund vehicle.

For further information, please contact:

Analysts: Erica Sibree **+61 (0)2 8232 5008**

Media: Lisa Jamieson **+61 (0)416 237 332**